Mail Stop 4561

February 20, 2007

Mr. Vishal Garg
Chief Financial Officer
MRU Holdings, Inc.
1114 Avenue of the Americas, 30th Floor
New York, New York 10036

      Re: **MRU Holdings, Inc.**
                Form 10-KSB for the Fiscal Year Ended June 30, 2005
                Form 10-KSB for the Fiscal Year Ended June 30, 2006
                Form 10-QSB for the Quarter Ended December 31, 2006
                File No. 000-33487

Dear Mr. Garg:

      We have completed our review of your 2005 and 2006 Form 10-KSB and related filings and have no further comments at this time.

                Sincerely,

                Kevin W. Vaughn,
                Branch Chief